Management’s Discussion and Analysis of Financial Statements for the year ended August 31, 2013

This Management’s Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) is an analysis of the Company's financial results for the year ended August 31, 2013 (the “Year” or “Fiscal 2013”). The following information should be read in conjunction with the accompanying audited consolidated financial statements and the related notes thereto.

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements reflect the Company’s current views with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by us, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies. These estimates and/or assumptions include, but are not limited to:

•	grade of ore;
•	rare earth and by-product commodity prices;
•	metallurgical recoveries;
•	operating costs;
•	achievement of current timetables for development;
•	strength of the global economy;
•	availability of additional capital; and
•	availability of supplies, equipment and labour.

Factors that could cause the Company’s actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under “Description of the Business - Risk Factors” in the Company’s Annual Information Form for the Year, and:

•	risks related to the Company’s history of losses, lack of operating history and ability to generate material revenues;
•	risks related to establishing new mining operations in the event that the Company elects to proceed with the development of one of its mineral projects;
•	risks related to the Company’s need for additional financing;
•	risks related to any joint venture or strategic alliances that may be entered into by the Company;
•	risks related to securing product off-take agreements on a timely basis;
•	risks related to the unique ore type at the Nechalacho Rare Earth Elements Project (“ Nechalacho” or the “Project”) for which known metallurgical processes have not previously been applied;

Avalon Rare Metals	Page 1 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

•	uncertainty related to title to the Company’s properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with aboriginal land title claims and aboriginal rights in the Northwest Territories;
•	risks related to the possible existence of rights and interests of aboriginal groups, which may limit the Company’s ability to develop its properties;
•	risks related to the need to acquire properties for the Hydrometallurgical Plant and rare earth refinery for the Nechalacho Project;
•	risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by the Company;
•	risks related to the demand for rare earth minerals and fluctuations in mineral prices;
•	risks related to competition and the actions of competitors;
•	uncertainties relating to the fact that the Company’s mineral resources and minerals reserves are only estimates;
•	risks related to possible shortages of supplies, equipment and labour;
•	risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;
•	risks that the Company will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals and that approvals will not be available;
•	risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Company’s activities are subject;
•	uncertainties involving uninsured risks;
•	risks related to the Company’s ability to attract and retain qualified management and technical personnel;
•	uncertainty whether the Company will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Company can be developed as commercially viable ore bodies;
•	risks related to the availability and reliability of adequate infrastructure;
•	risks and hazards inherent to the mining industry;
•	risks related to any changes in critical accounting estimates that adversely affect the Company’s financial results;
•	risks related to potential conflicts of interest of the Company’s directors and officers who may have involvement with other resource companies; and
•	risks related to fluctuations of currency exchange rates.

Most of the foregoing factors are beyond the Company’s ability to control or predict. Although the Company has attempted to identify important factors that could cause actual results, performance achievements, developments or events to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance achievements, developments or events not to be as anticipated, estimated or intended. There can be no assurance that the estimates and/or assumptions upon which these forward-looking statements are based will occur.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

Avalon Rare Metals Inc.	Page 2 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. This MDA is prepared as of November 28, 2013.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, on the NYSE MKT in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products. The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company. Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 (“NI 43-101”).

Avalon operates primarily in Canada with a focus on rare earth elements (“REE”), and other rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, yttrium, zirconium as well as a related base metal: tin. By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing five of its eight mineral resource properties. The Company completed its feasibility study (“FS”) on the Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Project”) in April 2013 and it is the Company’s most advanced project.

The Company has embraced the principles of sustainability as core to its business practice by first adopting in 2008, the Principles and Guidelines for Responsible Exploration (“e3 Plus”) developed by PDAC as policy of the Company. In addition, in 2011, the Company became an associate member of the Mining Association of Canada (“MAC”), with a view to gradual implementation of Towards Sustainable Mining (“TSM”). TSM is an initiative developed by the MAC to improve the industry’s performance by aligning its actions with the priorities and values of Canadians. TSM is based on a set of guiding principles that are in turn supported by performance elements and indicators. Avalon formalized these commitments by including sustainability as core in its updated Mission Statement, Vision and Values completed as part of its strategic planning process.

Avalon is making a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. In 2010, Avalon received PDAC's 2010 Environmental and Social Responsibility Award for its exceptional efforts in community engagement with Aboriginal groups. Avalon applies these principles throughout its operations, particularly with respect to its environmental, health and safety and community engagement practices on the Project. In April, 2012, Avalon released its inaugural Sustainability Report entitled “Journey to a Sustainable Future”, which follows the principles of TSM and the Global Reporting Initiative guidelines. During the quarter ended August 31, 2013 (the “Quarter”), the Company published a summary of its 2012 Corporate Sustainability Report, entitled Rooted in Sustainability (the "Sustainability Summary"). The Sustainability Summary is a precursor to the full 2012/13 Corporate Sustainability Report, which will include both the 2012 calendar year and the 2013 fiscal year. Avalon has decided to align the timing its sustainability and annual reporting to be consistent with industry trends, GRI reporting recommendations and to align and facilitate sustainability and financial planning. The Corporate Sustainability Report is being prepared within the framework of the Global Reporting Initiative ("GRI"), Version G3.1, Level C.

Avalon Rare Metals Inc.	Page 3 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

The Company believes that industrial demand for rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. Rare metals supplies are constrained, especially for the REE where China provides approximately 90% of the world’s primary supply. Policy directives announced by the Chinese government over the past 5 years have dictated reductions in exports of unprocessed REE which has led to price volatility and concern about security of supply of certain REE in major REE consuming countries such as Japan, Korea, Germany and the United States.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with International Financial Reporting Standards (“IFRS”).

For the Years Ending August 31,	2013	2012	2011
	$	$	$
Net revenues	374,281	1,105,731	605,142
Loss before discontinued operations and extraordinary items	11,199,164	11,152,194	8,709,760
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.11	0.11	0.09
Net loss	11,199,164	11,152,194	8,709,760
Net loss, per share basic and fully diluted	0.11	0.11	0.09
Total assets	111,845,946	124,081,323	123,815,949
Total long term liabilities	236,600	103,600	-
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any impairment losses recognized on its mineral properties during the period. The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until an operation is brought into production or disposed of at a profit.

Exploration and Development Activities

Resource property expenditures for Fiscal 2013 totalled $19,121,915, a 41% decrease over the level of expenditures for the year ended August 31, 2012 (“Fiscal 2012”) ($32,646,542). Of these expenditures, 97.3% were incurred on Nechalacho, and 1.7% were incurred on the Company’s Separation Rapids Project. The decrease was primarily caused by decreased expenditures on diamond drilling and metallurgical testwork as field work on Nechalacho wound down with the completion of the FS.

Avalon Rare Metals Inc.	Page 4 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

Resource property expenditures for the Quarter totalled $3,375,813, a 73% decrease over the level of expenditures for the same quarter in 2012 ($12,510,068). Of these expenditures, 92.2% were incurred on Nechalacho, and 5.3% were incurred on the Company’s Separation Rapids Project. The decreased expenditures on Nechalacho account for 97% of the total decrease. The decreased expenditures on Nechalacho were related to the decreased level of activities on the Project following completion of the FS in April 2013. During the Quarter, the Company has been focusing on optimizing the Project development model outlined in the FS with the objectives of lowering capital and operating costs, reducing environmental impacts, enhancing metallurgical recoveries and improving overall operational efficiency.

Nechalacho Rare Earth Elements Project

The Nechalacho Rare Earth Elements Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations between the Akaitcho Dene First Nations and the Government of Canada. In addition, the general area is subject to Aboriginal rights asserted by other Aboriginal groups, including Metis represented by two organizations; the Northwest Territory Métis Nation (“NWTMN”) and the North Slave Métis Alliance (“NSMA”). The Tlicho First Nation (“TFN”) has a settled land claim with the Government of Canada which provides for certain harvesting rights in the area of the Project.

The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases. The property is subject to one underlying 2.5% NSR royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which currently approximates $1.3 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

The Company has completed its Accommodation Agreement with the Deninu K’ue First Nation (“DKFN”). The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Project in the NWT and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Project.

The definitive financial structure for the Project in the NWT has not been finally determined, but it is expected that it will take the form of a limited partnership (the “LP”), in which the DKFN will participate as one of its business opportunities. Upon receipt by the Company of certain regulatory permits and approvals, the DKFN will acquire 3,333 limited partnership units (the “Partnership Units”), out of a projected total of 100,000 limited partnership units to be held by the Company and its Aboriginal partners. The DKFN may, at its option, borrow from the Company all or a portion of the capital required to acquire the 3,333 Partnership Units or for any subsequent cash contributions to the LP.

Negotiations towards the completion of similar accommodation agreements with the Lutsel K’e Dene First Nation (“LKDFN”) and the Yellowknives Dene First Nation (“YKDFN”) are ongoing with the objective of concluding these agreements in 2014.

At present, Avalon is negotiating agreements with the NWTMN and the NSMA. The Company has agreed to commence negotiation of an agreement with the TFN in 2014.

Avalon Rare Metals Inc.	Page 5 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, the Nechalacho REE deposit (the “Nechalacho Deposit”). The Nechalacho Deposit is the mineral resource on the property which is the basis for the FS.

Expenditures during the Year totalled $18,613,085. Of this, approximately 19% was spent on drilling and geological work in support of the drilling programs, 32% on metallurgical studies, 40% on feasibility and engineering studies, 6% on environmental studies and permitting work, with the balance funding community consultation work and annual lease payments.

Expenditures on the Project during the Quarter totalled $3,111,472. Of this, approximately 39% was spent on feasibility and engineering optimization studies, 32% on metallurgical testwork, 19% on drilling and geological work in support of the drilling program, 6% on environmental studies and permitting work, with the balance funding community consultation work.

On April 17, 2013, the Company completed a positive feasibility study for the Project and on July 26, 2013, the Mackenzie Valley Environmental Impact Review Board completed its Report of Environmental Assessment and recommended approval of the Project, therefore reducing the permitting risk substantially. The achievement of these two major milestones resulted in the transfer of the exploration and evaluation costs of the Project from an Exploration and Evaluation asset to a mine development asset as part of Property, Plant and Equipment. See note 6 in the annual financial statements for more information.

Mineral Resource and Reserve Summary

In July and August, 2013 Avalon completed 1,000 metres of drilling in 4 holes on the Nechalacho Deposit. The drill program continued the previous focus on further definition of resources in the immediate vicinity of the planned location of the underground access ramp, close to where it would first encounter Basal Zone mineralization. The objective of this program was to better define high grade mineralization previously intersected by wide-spaced drill holes located close to the planned location of the underground access decline. Its close proximity to the decline would make this high grade ore accessible early in mine development and its high grade would potentially allow its use as direct feed for commissioning of the Hydrometallurgical Plant. Assays from this summer program are presently being incorporated into the resource model for a future update that would not be a material change.

Geological modelling of the resource has continued during the Quarter and an internal resource update has been completed which reflects the improved understanding of the geometry of the resource. This updated resource incorporates drill results from the eight-hole winter 2013 drill program and the final 41 holes from the 2012 summer drill program. These holes were not incorporated into the resource model used in the FS.

Updated Estimate of Mineral Resources

The updated estimate of mineral resources was prepared by Avalon and was disclosed in the Company’s news release dated August 15, 2013. The estimated Measured and Indicated Mineral Resources in the base case for the Basal Zone total 61.90 million tonnes grading 1.64% TREO1 and 0.35% HREO, with 21.53% HREO/TREO using the Net Metal Return (“NMR”) cut-off of US$345/tonne (Table 1). Grades for individual rare earth element oxides are listed in Table 2.

 1As expressed in this resource estimate, HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb4O7, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3. TREO (Total Rare Earth Oxides) is HREO plus: La2O3, CeO2, Pr6O11, Nd2O3 and Sm2O3. HREO/TREO is the percentage proportion of rare earths that are HREO.

Avalon Rare Metals Inc.	Page 6 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

The estimated Measured Mineral Resources in the base case now stand at 12.56 million tonnes averaging 1.71% TREO, 0.38% HREO and 22.5% HREO/TREO2 (Table 1). This compares with the previous estimate of 10.88 million tonnes grading 1.67% TREO, 0.38% HREO and 22.9% HREO/TREO announced on November 26, 2012. The only change of consequence in methodology from the November 26, 2012 Resource estimate was that the base case cut-off grade, expressed as NMR, increased from US$320 to US$345 per tonne due to minor changes in estimated operating costs. Work is continuing on optimizing the mine plan to incorporate more of the high grade ore identifiable at higher NMR cut-offs into the early years of production.

Table 1: Nechalacho Deposit Mineral Resources at US$345/tonne NMR Cut-Off

					HREO/
Category	Zone	Tonnes	TREO	HREO	TREO	ZrO2	Nb2O5	Ta2O5
		(millions)	(%)	(%)	(%)	(%)	(%)	(%)

Measured	Basal	12.56	1.71	0.38	22.50	3.20	0.405	0.0404
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		12.56	1.71	0.38	22.50	3.20	0.405	0.0404
Indicated	Basal	49.33	1.62	0.35	21.27	3.07	0.405	0.0398
	Upper	47.21	1.52	0.15	10.11	2.12	0.291	0.0195
Total Indicated		96.54	1.57	0.25	16.00	2.61	0.349	0.0299
Measured and	Basal	61.90	1.64	0.35	21.53	3.10	0.405	0.0399
Indicated	Upper	47.21	1.52	0.15	10.11	2.12	0.291	0.0195
Total Measured and Indicated		109.11	1.59	0.27	16.81	2.67	0.356	0.0311
Inferred	Basal	58.16	1.38	0.26	18.89	2.80	0.380	0.0351
	Upper	102.09	1.38	0.13	9.70	2.38	0.334	0.0204
Total Inferred		160.25	1.38	0.18	13.07	2.53	0.351	0.0257

NOTES:

1)	CIM definitions were followed for Mineral Resources.
2)	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (Ontario), P. Geo.(NWT), VP, Exploration, Avalon Rare Metals Inc.
3)	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb4O7, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
4)	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, CeO2, Pr6O11, Nd2O3 and Sm2O3.
5)	Rare earths were valued at an average net price of US$62.91/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. In this case, the proportions of REO as final products were used to calculate the average price.
6)	The changes in methodology from the November 26, 2012 Resource were the cut-off grade and the interpolation method. The cut-off grade, expressed as Net Metallurgical Return (“NMR”), increased from US$320 to US$345 per tonne. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries, and in the case of Nb, Ta and Zr, off-site processing costs. The revised interpolation method utilized the elevation above the lower contact of the Basal Zone to provide better geologic continuity of the ore zone. The effect on overall tonnage and grade is not material.

Avalon Rare Metals Inc.	Page 7 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

7)	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide.
8)	See Table 2 for individual rare earth oxide details.
9)	See Table 3 for Basal Zone tonnes and TREO grades at higher NMR cut-off values.

10)	Values for HREO/TREO may differ due to rounding.

Avalon Rare Metals Inc.	Page 8 of 37

Table 2: Nechalacho Deposit Measured, Indicated and Inferred Rare Earth Oxide Grades at US$345/tonne NMR Cut-Off

Category	Zone	Tonnes	La2O3	CeO2	Pr6O11	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb4O7	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
		(millions)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Measured	Basal	12.56	0.266	0.622	0.078	0.295	0.066	0.0082	0.060	0.0094	0.047	0.008	0.022	0.003	0.017	0.002	0.207
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		12.56	0.266	0.622	0.078	0.295	0.066	0.0082	0.060	0.0094	0.047	0.008	0.022	0.003	0.017	0.002	0.207
Indicated	Basal	49.33	0.258	0.603	0.074	0.283	0.061	0.0076	0.055	0.0084	0.043	0.007	0.019	0.002	0.015	0.002	0.187
	Upper	47.21	0.279	0.653	0.080	0.297	0.057	0.0061	0.041	0.0045	0.017	0.002	0.006	0.001	0.004	0.001	0.071
Total Indicated		96.54	0.268	0.627	0.077	0.290	0.059	0.0068	0.048	0.0065	0.030	0.005	0.012	0.002	0.010	0.001	0.130
Measured and	Basal	61.90	0.260	0.607	0.075	0.285	0.062	0.0077	0.056	0.0086	0.043	0.008	0.019	0.003	0.015	0.002	0.191
Indicated	Upper	47.21	0.279	0.653	0.080	0.297	0.057	0.0061	0.041	0.0045	0.017	0.002	0.006	0.001	0.004	0.001	0.071
Total Measured and Indicated		109.11	0.268	0.627	0.077	0.291	0.060	0.0070	0.049	0.0068	0.032	0.005	0.014	0.002	0.010	0.001	0.139
Inferred	Basal	58.16	0.223	0.528	0.066	0.252	0.051	0.0064	0.046	0.0067	0.033	0.006	0.014	0.002	0.011	0.002	0.136
	Upper	102.09	0.243	0.608	0.072	0.271	0.049	0.0054	0.036	0.0038	0.015	0.002	0.005	0.001	0.004	0.001	0.061
Total Inferred		160.25	0.236	0.579	0.070	0.264	0.050	0.0058	0.040	0.0049	0.021	0.003	0.008	0.001	0.007	0.001	0.088

Avalon Rare Metals	Page 9 of 37

Table 3: Nechalacho Deposit Measured, Indicated and Inferred Mineral Resources for Basal Zone above a US$345/tonne NMR Cut-Off

	NMR Cut-				HREO/
Zone	Off	Tonnes	TREO	HREO	TREO	ZrO2	Nb2O5	Ta2O5
	($USD)	(millions)	(%)	(%)	(%)	(%)	(%)	(%)
Measured
Basal	≥345	12.56	1.71	0.38	22.50	3.20	0.405	0.0404
Basal	≥600	8.28	1.98	0.48	24.29	3.79	0.468	0.0480
Basal	≥800	5.11	2.20	0.58	26.17	4.23	0.520	0.0544
Basal	≥1000	2.49	2.49	0.68	27.38	4.77	0.586	0.0620
Indicated
Basal	≥345	49.33	1.62	0.35	21.27	3.07	0.405	0.0398
Basal	≥600	28.66	1.95	0.45	23.21	3.68	0.472	0.0479
Basal	≥800	16.15	2.20	0.55	24.87	4.13	0.521	0.0542
Basal	≥1000	6.99	2.52	0.66	26.03	4.66	0.583	0.0614
Measured and Indicated
Basal	≥345	61.90	1.64	0.35	21.53	3.10	0.405	0.0399
Basal	≥600	36.94	1.96	0.46	23.46	3.70	0.471	0.0479
Basal	≥800	21.27	2.20	0.55	25.19	4.15	0.521	0.0543
Basal	≥1000	9.48	2.52	0.66	26.38	4.69	0.584	0.0616
Inferred
Basal	≥345	58.16	1.38	0.26	18.89	2.80	0.380	0.0351
Basal	≥600	22.41	1.74	0.37	21.09	3.40	0.453	0.0431
Basal	≥800	6.68	2.04	0.49	24.26	3.84	0.502	0.0506
Basal	≥1000	1.81	2.42	0.61	25.31	4.17	0.547	0.0570

Mineral Reserve Estimate

The mineral resource estimate for the Nechalacho Project presented in the FS study based on the block model prepared by Avalon was audited originally by RPA on November 21, 2012. Subsequent to this, Avalon updated the database and re-estimated the resource as of May 3, 2013. The update included correction of some minor assay data entry errors and drill hole locations. The net effect of these changes is considered immaterial as the resource change was less than 1% in most individual parameters. The largest changes were for ZrO2 grade, and the effect was an increase in grade in Measured and Indicated resources of between 0.1% and 3.2% of the overall grade in the various categories.

The Proven and Probable Mineral Reserves in the FS were estimated by Avalon and reviewed by Micon International Limited (“Micon”). The estimate of Proven and Probable Mineral Reserves represents the portion of the Measured and Indicated Mineral Resources in the Basal Zone that are included in the mine development plan. This estimate includes planned internal dilution averaging 8.5% over the Life-of-Mine (“LOM”) from Inferred Mineral Resources added at zero grade and Measured and Indicated Mineral Resources that are below the NMR cutoff of US$320/tonne added at estimated grade. Additional external dilution of 5% was added to tonnage in secondary stopes, about half of all stopes, for an average of approximately 11% total dilution.

Avalon Rare Metals	Page 10 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

The fully diluted Proven and Probable Mineral Reserves are set out in the table below. Please note that these reserves vary immaterially from those disclosed in the Company’s news release of April 17, 2013 due to the corrections noted above. It should also be noted that rare earth and yttrium oxides have been calculated and expressed herein as RE2O3 although oxides of cerium, praseodymium and terbium are often given using the formulae CeO2, Pr6O11 and Tb4O7, respectively. The latter convention is used for oxide pricing.

Avalon Rare Metals Inc.	Page 11 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

Proven and Probable Mineral Reserves, Basal Zone, Nechalacho Deposit

	Mineral Reserve Category
	Proven	Probable	Proven and Probable

Tonnage (Million tonnes)	3.68	10.93	14.61
TREO (%)	1.7160	1.6923	1.6980
HREO (%)	0.4681	0.4503	0.4548
HREO/TREO	27.28%	26.61%	26.78%
La2O3	0.256%	0.256%	0.256%
Ce2O3	0.570%	0.567%	0.568%
Pr2O3	0.072%	0.071%	0.071%
Nd2O3	0.284%	0.283%	0.283%
Sm2O3	0.065%	0.065%	0.065%
Eu2O3	0.008%	0.008%	0.008%
Gd2O3	0.062%	0.061%	0.061%
Tb2O3	0.010%	0.010%	0.010%
Dy2O3	0.058%	0.056%	0.056%
Ho2O3	0.011%	0.010%	0.010%
Er2O3	0.029%	0.027%	0.028%
Tm2O3	0.004%	0.004%	0.004%
Yb2O3	0.023%	0.022%	0.022%
Lu2O3	0.003%	0.003%	0.003%
Y2O3	0.259%	0.249%	0.251%
ZrO2	3.440%	3.309%	3.342%
Nb2O5	0.425%	0.413%	0.416%
Ta2O5	0.046%	0.045%	0.045%

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are based on Mineral Resources published by Avalon in News Release dated November 26th, 2012 and audited by Roscoe Postle Associates Inc., and modified as of May 3, 2013
3.	Mineral Reserves are estimated using price forecasts for 2016 for rare earth oxides given below.
4.	HREO grade is comprised of Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3. TREO grade is comprised of all HREO and La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3.
5.	Mineral Reserves are estimated using a Net Metal Return (NMR) cut-off value of US$320/t.
6.	Rare earths were valued at an average net price of US$62.91/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. In this case, the proportions of REO as final products were used to calculate the average price.
7.	Mineral Reserves calculation includes an average internal dilution of 8.5% and external dilution of 5% on secondary stopes.
8.	The mine plan was developed by Avalon Rare Metals Inc. engineers and reviewed by Micon International Limited. The QP for this Mineral Reserve is Barnard Foo., P. Eng, M. Eng, MBA, Senior Mining Engineer, Micon International Limited.

Avalon Rare Metals Inc.	Page 12 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

Feasibility Study Results

The FS, which was prepared by SNC-Lavalin Inc. ("SLI"), was completed during the Year and was disclosed in the Company’s news release dated April 17, 2013. The technical information on the FS has been reviewed and approved by the Company’s Senior Vice President, Metallurgy and Interim COO, Mr. David Marsh.

The FS is the first feasibility level study to be completed on a major heavy rare earth project outside of China. The FS results confirm that the Project is technically feasible and economically robust.

The FS covers all aspects of project development, including mining, mineral concentration, hydrometallurgical processing, refining and separation of individual rare earth oxides as well as all related infrastructure. SLI developed its capital and operating cost estimates from first principle capital quotations, estimates from suppliers, manufacturers, contractors and experience based on comparable operations in Canada and abroad. The capital and operating cost estimates were completed to a level consistent with an AACEI Class 3 estimate, with an intended level of accuracy of ±15%, based on Q2 2012 prices, excluding escalation.

FS Highlights

•	The discounted cash flow ("DCF") analysis yields a 22.5% internal rate of return ("IRR") on a pre-tax basis and a 19.6% IRR on an after-tax basis, assuming 100% equity financing. The Project's net present value ("NPV") at a 10% discount rate is $1.351 billion pre-tax and $900 million after-tax.
•	Total Project construction capital costs are $1.575 billion, which is inclusive of a 13% contingency and $122 million in sustaining capital. Of the total capital costs, approximately $1.152 billion is expected to be incurred in the Northwest Territories and $423 million is expected to be incurred in Louisiana.
•	Operating costs average $264.5 million per year
•	Revenues average $645.8 million per year ($456.5 million from separated rare earth oxides ("REO") and $189.3 million from the sale of an enriched zirconium concentrate ("EZC")).
•	Revenues from HREE are in excess of 50% of total Project revenue.
•	Sales of the five critical REO (neodymium, europium, terbium, dysprosium and yttrium) account for over 82% of the separated REO revenues.
•	Lanthanum and cerium sales represent less than 4.5% of total revenues.
•	Total Measured and Indicated Mineral Resources would conceivably be sufficient to support continued mining operations at Nechalacho for over 90 years, if the mining rate is unchanged and Mineral Resources are converted to Mineral Reserves at the same conversion rate experienced in the FS.

FS - Key Metrics

The Project financial model assumes 100% equity financing although the Company anticipates that the Project will be financed through a combination of debt and equity. The release of this FS was a critical step toward securing the project financing needed to support the construction of the Project through to steady state operation.

Avalon Rare Metals Inc.	Page 13 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

Metric	Quantity	Units
Economics (Pre-Tax)
IRR	22.5%
NPV @ 8%	1,833	$million
NPV @ 10%	1,351	$million
NPV @ 12%	981	$million

Economics (After-Tax)
IRR	19.6%
NPV @ 8%	1,262	$million
NPV @ 10%	900	$million
NPV @ 12%	620	$million

Payback Period (undiscounted)	4.3	years

Mining
Mineral reserves	14.61	Million tonnes
Production rate	730,000	tonnes per year
Initial Mine Life	20	years

Total Revenue	645.8	$million per year
Rare earth oxides	456.5	$million per year
EZC	189.3	$million per year
Unit basis	884.65	$ per tonne mined

Total Operating Costs	264.5	$million per year
Reagents	97.2	$million per year
Fuel and Power	50.7	$million per year
Labour	36.7	$million per year
Freight	29.4	$million per year
General and Administration	26.8	$million per year
Other	23.7	$million per year
Unit basis	362.28	$ per tonne mined

Sensitivity analyses on the Project financial model demonstrate that pre-tax Project NPV at a 10% discount rate is most sensitive to metallurgical recoveries, TREO pricing, Canada/US exchange rate, and production tonnage.

The expected annual average production of separated REE in oxides and REE carbonate products (quoted as oxide equivalents) over the 20 year initial mine life are set out in the table below.

Avalon Rare Metals Inc.	Page 14 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

Annual Production Averages (in tonnes per year), over 20 year mine life

		Separated
	Contained	Rare Earth
Oxide	in EZC	Oxides	Total
La2O3	193.2	1,187.6	1,380.8
Ce2O3	502.6	2,521.6	3,024.2
Pr2O3	58.8	322.3	381.1
Nd2O3	349.0	1,179.9	1,528.9
Sm2O3	122.2	220.9	343.1
Eu2O3	16.1	31.5	47.6
Gd2O3	121.2	231.5	352.7
Tb4O7	21.0	37.6	58.6
Dy2O3	128.6	195.8	324.4
Ho2O3	27.9	32.5	60.4
Er2O3	89.2	71.6	160.8
Tm2O3	13.8	8.0	21.8
Yb2O3	89.9	40.0	129.9
Lu2O3	13.5	4.6	18.1
Y2O3	728.8	724.9	1,453.7
	2,475.8	6,810.3	9,286.1
ZrO2	19,763.3	-	19,763.3
Nb2O5	2,230.5	-	2,230.5
Ta2O5	243.0	-	243.0
Total	24,712.6	6,810.3	31,522.9

The table below sets out the anticipated capital expenditures (in $million) for the Project, broken down by the jurisdiction to which each class of expenditure relates.

Cost Category	NWT	LA	Total
Mine Development	81.58	-	81.58
Main Process Facilities	351.24	192.51	543.75
Infrastructure	150.68	78.82	229.50
EPCM	119.27	38.57	157.84
Indirect Construction Costs	175.56	27.25	202.81
Owner's Costs	36.76	18.95	55.71
Contingency	120.91	44.90	165.81
Closing Costs / Bond	13.00	3.16	16.16
Upfront Capex	1,049.00	404.16	1,453.16
Sustaining Capital	102.72	19.12	121.84
Total Capex	1,151.72	423.28	1,575.00

Avalon Rare Metals Inc.	Page 15 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

The CDN:USD exchange rate assumption used in the FS for the economic evaluation was based on a major bank's forecast prepared during January, 2013 as follows:

Year	CDN:USD
To end of 2015	Cdn$1.00 = US$0.97
2016	Cdn$1.00 = US$0.96
2017 and thereafter	Cdn$1.00 = US$0.95

For reference, the foreign exchange rate assumption used in the Company's prefeasibility study ("PFS"), the results of which were disclosed in the Company's news release dated July 7, 2011, was Cdn$1.00 = US$0.95.

Optimization Opportunities and Next Steps

While the economics contained in the FS are robust, ongoing metallurgical process development work and engagement with consumers in the marketplace allowed the Company to identify several major and numerous minor Project optimization opportunities. These could significantly improve the Project economics with lower Capex and Opex, reduced technical risk, higher grade mining reserves, enhanced metallurgical recoveries, and other operational efficiency improvements.

These optimization opportunities include (but are not limited to):

•	Improved underground layout and design to selectively mine higher grade zones;
•	Increased mining efficiency through an optimised mine plan;
•	optimization of the crushing and grinding circuit;
•	simplification of the Flotation Plant flowsheet;
•	metallurgical testwork to further improve reagent selection and flotation recoveries;
•	improvements to the Hydrometallurgical Plant processes;
•	alternative impurity removal scenarios;
•	potential to separate lanthanum and cerium at the Hydrometallurgical Plant and stockpile for future sales;
•	potential to significantly increase direct production of HREE by extracting them from the EZC;
•	potential sales of a magnetite by-product;
•	improved plant layouts and materials of construction;
•	potential to defer the construction of the Refinery and toll process Avalon's mixed rare earth concentrate through a refinery (or refineries) built and operated by others; and
•	potential to use excess capacity in the Refinery to toll process third party production and reduce operating costs.

The Company is already investigating most of these opportunities and will continue to refine the Project development model as potential benefits are tested and confirmed.

In the meantime, critical path work including preliminary engineering for the Nechalacho Mine and Concentrator infrastructure is underway, The initiation of underground development work is now planned for the summer of 2014 subject to securing the necessary Project financing and requisite land use permits.

The delay in the raising of Project finance has provided the Company with additional time to complete the current optimization program and further advance the permitting process, which reached an important milestone with the receipt of Ministerial Approval for the Report of Environmental Assessment on November 4, 2013. The Company believes that the Summer 2014 start date will not impact the overall Project completion schedule as it expects to achieve some efficiencies by commissioning the Hydrometallurgical Plant and Concentrator in parallel by taking advantage of direct-shipping ore as feed for the Hydrometallurgical Plant during the commissioning process. The Company still anticipates being in a position to bring product to market late in 2017, assuming no unforeseen delays.

Avalon Rare Metals Inc.	Page 16 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

The key factors going forward influencing the timely execution of the Project are: securing a strategic or financial partner, securing sufficient binding agreements for offtake to support project financing, the availability of equity and debt financing at a reasonable cost and receipt of all requisite construction permits.

Rare Metals Markets and Sales Prices

The price assumptions used in the FS for the separated rare earth oxides have been updated from those used in the PFS to reflect recent developments in the marketplace affecting the supply-demand forecast for 2016. For LREE, Avalon’s view is that new production from outside China will enter the market and have the effect of depressing prices for LREE, with the exception of neodymium (Nd) and praseodymium (Pr). Prices used in the FS for lanthanum, cerium and samarium have therefore been reduced by 50% from those used in the PFS.

Avalon believes that demand for magnets requiring Nd and Pr in applications such as wind turbines and automobiles will increase as a secure supply chain is established outside China. Prices used in the FS for Nd and Pr have therefore been maintained unchanged from the PFS.

For HREE, Avalon believes demand will continue to increase with no significant new HREE production coming into the marketplace prior to Avalon entering the market. Prices used in the FS for HREE have been maintained unchanged from the PFS, with the exception of lutetium (Lu). Lu is used in certain specialized applications and, while all rare earths experienced a price spike in mid-2011, Lu is the only rare earth element not to have experienced a significant drop in price from the highs reached in 2011. For these reasons, the price used in the FS for Lu has been increased by 151% over the PFS.

A table summarizing the Company’s REO price forecasts used in the FS is shown below:

Rare Earth Oxide	FS Forecast (FOB China 2016 US$/kg)
La2O3	8.75
CeO2	6.23
Pr6O11	75.20
Nd2O3	76.78
Sm2O3	6.75
Eu2O3	1,392.57
Gd2O3	54.99
Tb4O7	1,055.70
Dy2O3	688.08
Ho2O3	66.35
Er2O3	48.92
Tm2O3	-
Yb2O3	-
Lu2O3	1,313.60
Y2O3	67.25

Avalon Rare Metals Inc.	Page 17 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

Avalon has received several expressions of interest for the EZC from companies in Asia. Avalon has signed an MOU for the sale of the EZC to an Asian firm (as disclosed in the Company’s news release of January 29, 2013).

Avalon’s strong reputation with respect to Corporate Social Responsibility (“CSR”) is regarded favourably by its prospective customers. Markets for the products are global and discussions are advancing steadily with customers looking to secure a new long term supply source.

Review of the FS Project Development Model

The Project will consist of facilities located at three separate sites: an underground mine and concentrator to be located at Thor Lake, 100 kilometres southeast of Yellowknife, Northwest Territories (“NWT”) (the “Nechalacho Mine and Concentrator”), a hydrometallurgical plant planned to be located at Pine Point, 85 kilometres east of Hay River, NWT (the “Hydrometallurgical Plant”), and a rare earth refinery to be located in Geismar, Louisiana (“LA”) (the “Refinery”), which will produce high purity separated REE oxides and carbonates.

The development model in the FS incorporates two fundamental changes to the original model used for the PFS: the inclusion of the Refinery (whereas the PFS contemplated selling a mixed REE concentrate at a discount to market prices for separated REE oxides) and the exclusion of the zircon “cracking” process.

The decision to include the Refinery in the FS development model was made after several potential consumers expressed a desire to see a refining solution outside of China. At the present time, there are no rare earth refineries outside of China with the capability of processing HREE in the quantities that the Project is expected to produce, and there is no guarantee that such a refinery will be built by others. In addition, many consumers are insisting that suppliers provide assurances that their rare earth products have been produced in a socially and environmentally responsible way. Building the Refinery into the FS development model better positions Avalon to provide such assurances and meet its corporate commitment to sustainability.

Secondly, the PFS contemplated “cracking” the zircon contained in the leached solids from the Hydrometallurgical Plant to recover zirconium, niobium, tantalum and further LREE , and HREE, while the FS provides for the direct sale of the material to processors in Asia as EZC. In so doing, potential technical risks associated with the cracking process were eliminated and a reduction in the related capital costs was achieved, while retaining the optionality of building zircon cracking into the business at some future date.

The development model in the FS provides for construction of the Nechalacho Mine and Concentrator site to begin first (basic engineering work on the flotation section has already commenced). This will be followed by the Hydrometallurgical Plant and the Refinery. Construction work at each site is scheduled such that each facility is available to receive feed as soon as production becomes available from the supplying facility. In addition, provision is made to start commissioning the Hydrometallurgical Plant using high grade ore shipped directly from the mine ahead of concentrate being produced by the Nechalacho Concentrator. This will shorten the overall ramp-up period and reduce the schedule risk from any delay in commissioning of the concentrator.

Nechalacho Mine and Concentrator

The heavy rare earth rich Basal Zone ore body is a sub-horizontal, gently undulating layer, situated at an average depth of approximately 200m,that varies from 5m to over 30m in thickness (averaging 20m across the whole deposit). The FS provides for the construction of a 2,000 tonne per day (“tpd”) underground mine and concentrator. This facility is expected to ramp up to its design capacity of 730,000 tonnes a year within six months after commencement of mining. The mine will be developed as a drift and fill operation with lower-cost long hole stoping methods used in the thicker parts of the ore body. The FS contemplates that mine access will be by ramp, with primary crushing underground with crushed ore being delivered to surface by conveyor. Mining will be conducted with a first pass of primary stopes, followed by secondary stope extraction after the primary stopes have been cement paste-backfilled.

Avalon Rare Metals Inc.	Page 18 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

Mined ore will undergo a crushing operation to reduce rock size to 80% passing 13.5mm. The crushing facility was designed to treat over 4,000 tpd to accommodate the potential doubling of the initial planned mining rate at a future date. Crushed ore from underground would be brought to surface by conveyor, fed into a rod/ball mill circuit and de-slimed ahead of flotation. A magnetite product can also be produced from this milling operation, and Avalon is assessing sales opportunities for this product.

The flotation section of the Concentrator is comprised of rougher and multiple cleaner circuits to produce a flotation concentrate which is further up-graded by gravity concentration to produce a final concentrate typically consisting of over 7.37%TREO, 15.53% ZrO2, 1.71% Nb2O5, and 0.19% Ta2O5. This final concentrate is filtered and stored in a covered bulk facility on site from which it will be loaded into concentrate shipping containers, hauled to the seasonal dock facility on the north shore of Great Slave Lake and barged during the summer to the Hydrometallurgical Plant.

The Nechalacho Mine and Concentrator infrastructure will include an environmentally responsible tailings management facility located in a local catchment area to the northeast of Thor Lake, a 120 person camp, 1,000 metre airstrip, diesel power generation for a peak demand of 13.6 megawatts (“MW”) at 2,000 tpd, administration, maintenance and warehouse facilities and a seasonal dock facility for concentrate loading.

Hydrometallurgical Plant

The FS provides for the construction of a Hydrometallurgical Plant which will process the concentrate from the Nechalacho Mine and Concentrator to produce a mixed rare earth precipitate and EZC. This plant will be fed by concentrate barged in containers from the Nechalacho Mine and Concentrator. The FS plant design contemplates that concentrate will be fed into a pre-leach/sulphuric acid bake/water leach plant where the majority of the LREE and approximately 50% of the HREE would be dissolved. This rich solution would then be treated for the removal of iron and various other impurities before a mixed REE precipitate would be produced by the addition of lime. This precipitate would then be filtered before being containerised and railed to the Refinery.

The EZC would be produced as a solid by-product from the sulphuric acid baking process after the leaching of the LREE and HREE. The FS provides for the direct sale of the EZC. The Company identified a market for EZC in Asia and the Company has signed a memorandum of understanding (“MOU”) with a potential customer which confirms a selling price.

The Pine Point Hydrometallurgical Plant tailings would be disposed of in an engineered facility located within an historic open pit. The use of this existing pit offers potential for reduced environmental impacts and operational efficiencies, with the additional benefit of restoring this land to its original state.

The FS estimates that approximately 5.6 MW of power will be required for the Hydrometallurgical Plant, which would be supplied with hydro-electric power from the Taltson Dam. The Hydrometallurgical Plant infrastructure would include administration, maintenance, warehouse and product loading facilities. The EZC and mixed REE precipitate will be transported by truck 85 kilometres along an all season highway to a railhead facility located in Hay River, NWT.

Refinery

The Refinery designed for the FS is proposed to be located in an industrial area in Geismar, LA adjacent to a CN rail line and an existing chlor-alkali plant of sufficient size to supply the Refinery with its principal chemical reagent requirements. The FS estimates that initial annual production from the Refinery will average approximately 7,000 tonnes per year of separated rare earth products, with additional capacity for processing similar mixed rare earth precipitates produced by others.

Avalon Rare Metals Inc.	Page 19 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

The Refinery is comprised of two plants; a leaching plant and a separation plant. The purpose of the leaching plant is to selectively remove remaining impurities from the mixed REE precipitate from the Hydrometallurgical Plant to attain a purified REE feed solution that is then pumped to the separation plant where the individual rare earth products will be produced.

The leaching plant design incorporates a process comprised of sulphuric acid leaching and separation, selective precipitation, solvent extraction for impurity removal, REE precipitation, hydrochloric acid leaching and waste water treatment. The product from the leaching plant is a mixed light and heavy REE chloride solution which is then pumped to the separation plant. The REE separation process is based on a standard, proven technology that has been implemented in many REE separation plants in China and elsewhere. It includes leaching, solvent extraction, REE precipitation, filtration, drying, and calcining to produce multiple, high purity separated REE oxide and REE carbonate products to customers’ specifications.

The majority of the waste material from the leaching and separation process at Geismar is calcium sulphate (gypsum) which will be stored in engineered waste impoundment cells on the Geismar property. An independent environmental consultant for Avalon has concluded that, with the application of proposed mitigation measures, the residual environmental effects are anticipated to be negligible and insignificant.

Closure and Bonding

The FS includes a conceptual closure plan and provision is made in the financial model for the associated closure bonds for all three sites. The closure plans include provision for post life of mine (“LOM”) management as appropriate at each site. As a result of this work, the Company increased its provision for site reclamation costs by $133,000 during the Fiscal 2013, primarily to provide for the remediation of the historical works on the property prior to its acquisition by the Company.

Optimization Work Status Update

A number of design optimization activities have been carried out during and subsequent to the end of the Quarter, which focused primarily on improving project economics, improving operation efficiency and reducing project risk. Work carried out include the following:

•	Underground mine plan, including mining method, underground equipment and facilities
•	Nechalacho site and concentrator building layout and design
•	Hydrometallurgical Plant location
•	Concentrate handling and shipping

Underground Mine

An initial study was carried out to determine the most appropriate mining method to be used. Particular consideration was given to the mining cost, the undulating floor of the Basal Zone, the changing Basal Zone thickness, and the need to be able to maintain a relatively constant grade of ore. A hybrid mining method consisting of “drift and fill” primary stopes, and “up-hole” bulk mining (uppers for the secondary stopes) was selected.

The crushing and milling circuits were also examined. The milling circuit was revised to include a SAG mill allowing the removal of secondary and tertiary crushing. A further study concluded that there were both cost and operability advantages in moving the crusher from the underground location previously considered, to an above ground location near the SAG mill.

Using all the results of the trade-off studies, a new mine plan is being developed to achieve the highest grade of ore over a 20 year life of mine with a mill throughput of 2,000 tonnes per day.

Avalon Rare Metals Inc.	Page 20 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

Nechalacho Site and Concentrator Building

As part of the optimization work, several potential modifications were made to the site layout and the concentrator including revising the milling equipment and developing the surface ore handling/crushing area and modifying the equipment layout in the concentrator building and reducing the required size and volume of the building.

Hydrometallurgical Plant Location

Significant modifications will be required for the Hydrometallurgical Plant design to incorporate the potential process changes being considered from the additional testwork undertaken over the past several months. Considering the resulting increases in equipment, reagent and energy requirements, additional work is being performed to assess the benefits of alternative locations for the plant in North America. While no decision has yet been made, the Geismar, Louisiana location identified for the Refinery (as well as a number of other location) appear to offer many advantages as a location for the Hydrometallurgical Plant as well including lower capital cost for construction, lower energy costs, reagent availability, rail and road and ocean shipping access.

Concentrate Handling and Shipment

The potential re-locating of the Hydrometallurgical Plant would require the long distance shipment of mineral concentrate from Nechalacho. The entire shipping process has been carefully looked at including the containers required both for barge shipment and rail shipment, the concentrate loading requirements at Nechalacho, barging across Great Slave Lake, rail car requirements for shipment from Hay River, and a storage/transhipment facility at Hay River. A concept has been developed to include all of the shipping components from container loading at Nechalacho to railcar loading in Hay River in a single contract, potentially reducing project capital costs and simplifying the shipping operation.

Metallurgical Process Development

Metallurgical testwork continued during the Quarter under the direction of the Company’s Senior Vice President, Metallurgy and Interim COO, Mr. David Marsh. Recent work has focused on various optimization opportunities within the FS base case flowsheets for the Concentrator and in particular for the Hydrometallurgical Plant.

Bench scale flotation work at SGS Mineral Services (“SGS”) in Lakefield, Ontario has successfully identified an improved reagent suite for the Concentrator and this was piloted at SGS in August. The results from this work are still being analyzed and provided to Hatch engineers for incorporation into the process design criteria (PDC), plant design and revised cost estimates for the Nechalacho concentrator. A decision as to whether or not to implement the revised flowsheet will only be made once the findings from Hatch are made available and analyzed.

The preliminary results indicate improved flotation recoveries (over values used in the FS) for all the REEs as well as Niobium. Recoveries for Zr and Ta appear to be slightly lower. These results were achieved using a flowsheet that has no de-sliming ahead of flotation, no gravity enrichment of the flotation concentrate and no recycling of tailings from the various cleaner flotation circuits.

For the Hydrometallurgical Plant, work has continued developing processes for improving recoveries of HREEs from the zircon and more effective means for the removal of impurities.

A pilot campaign was conducted at SGS for the front end of the revised flowsheet using a “mixed alkali” cracking process and was successful in the following key areas:

•	Blending of concentrate with alkalis and pelletizing the mix
•	Feeding the pellets through a rotary kiln and maintaining target operating conditions

Avalon Rare Metals Inc.	Page 21 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

•	Water washing of treated pellets to remove excess alkali
•	Weak acid leaching (WAL) with Hydrochloric Acid (HCl) to remove almost all the LREE’s and most of the HREE’s
•	Removing impurities from the WAL solution through various unit operations and precipitation of a clean mixed RE precipitate
•	Strong acid leaching (SAL) of WAL residue with HCl to recover almost all the remaining HREE’s and the majority of the zircon
•	Recovery of zircon to a zirconium basic sulphate (ZBS) product

Work still remains with regards to the use of solvent extraction to simplify removal of uranium, and some of the metal ions plus the removal of cerium and lanthanum from the bulk RE precipitate. In addition, various methods for recovering/recycling the HCl are being investigated.

The niobium and tantalum report to the solid residue from the WAL and methods for recovering these into marketable products are still to be explored.

This latest work has confirmed the potential that total HREE recoveries of approximately 90% can be achieved directly from the flotation concentrate (i.e. without prior acid baking).

Successful implementation of this process has the potential to enhance project economics and remove the necessity for marketing the EZC as a final product. However, initial estimates of increased power and reagent consumption associated with this process would necessitate consideration of alternative locations for the Hydrometallurgical Plant outside of the Northwest Territories.

The presently available results have been forwarded to Hatch for incorporation of a new PDC for the Hydrometallurgical Plant and for the development of a new plant design and cost estimates. Once available, this cost information will determine whether or not this new process is economically better than that used in the FS.

Rare Earth Market Development Initiatives

The Company’s product marketing effort is being led by Mr. Pierre Neatby, Vice-President, Sales and Marketing. The Company has implemented a proactive marketing plan with the overall objective of building relationships with strategic customers seeking to become investors in the Project, and identifying technology partners capable of assisting Avalon with process technology. Most potential strategic partners and technology partners are seeking off-take agreements in return for their financial or technological contribution.

Active discussions continue with six of the eight companies that have signed MOU’s. Each MOU requires the Company to maintain the confidentiality of the identity of the counterparty and the business terms until the negotiation process is completed and a definitive agreement is signed. Despite the lower prices experienced by the market in late 2012 and in 2013 many consumers are concerned about future availability of heavy rare earths and would like to see a rare earth supply chain for heavy rare earths established outside China.

Avalon continued discussions with interested potential strategic investors and customers during a trip to Tokyo and Seoul in early November including attendance at the Metal Events 9Th International Rare Earths conference in Hong Kong from November12-14. The advanced status of the Project with an approved Report of Environmental Assessment is being noticed by Asian consumers of rare earths.

Avalon Rare Metals Inc.	Page 22 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

Nechalacho is the only project outside China to have completed a feasibility study that includes a Refinery to perform REE separation. Avalon has entered into discussions with new potential partners with respect to cooperation on separation and these discussions are progressing. The goal of these discussions is to reduce technical risk and Capex of the refining component of the Project by attracting a partner with expertise in rare earth separation and refining.

Environmental Assessment Process, Health and Safety, Permitting

The environmental assessment process continued during the Quarter. On July 26, 2013, the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) released the Report of Environmental Assessment (the “Report of EA”) and recommended approval of the Project. MVEIRB concluded that a full environmental impact review of the Project is not necessary and recommends that the Minister of Aboriginal Affairs and Northern Development Canada ("AANDC") approve the Project, subject to implementation of certain measures intended to mitigate any potential adverse environmental impacts.

In its 220 page report, MVEIRB set out five measures that, when implemented, will mitigate any predicted environmental impacts so that they are no longer significant. These measures require the Company to:

•	Ensure through comprehensive monitoring that the water released from the Project into the receiving environment does not cause significant impacts;
•	Develop and implement a wildlife and wildlife habitat protection plan and monitoring program, with an emphasis on caribou, and mitigation if required; and

•	Complete a socio-economic agreement with the Government of the Northwest Territories ("GNWT") before construction begins.

The Company had anticipated these measures and already begun work on their implementation at the time of the announcement. They were all considered to be reasonable and consistent with the Company’s values. The Company remains committed to working with its Aboriginal partners and regulators to ensure that the Project development creates no significant adverse environmental impacts.

On November 4, 2013, the Report of EA was approved by the Minister of AANDC and the Company is finalizing the submissions to secure, on a timely basis, the necessary Land Use Permits and Water License for the Project from the Mackenzie Valley Land and Water Board. Initial work on advancing plans to implement the measures identified above has included engagement with our Aboriginal partners and regulators. Avalon does not anticipate that these steps will cause any further delays to its present construction schedule.

Current activities at the Project site are being conducted under a new land use permit issued by the Mackenzie Valley Land and Water Board on June 23, 2011, for a period of 5 years beginning on July 5, 2011. Copies of all information submitted by the Company can be found on MVEIRB’s public registry at www.reviewboard.ca.

The Company has placed a high priority on its performance with respect to health and safety at the Project site. The Company’s safety performance remained strong during the Quarter, and including this quarter has been lost time accident free for over a year. Avalon has had only one medical aid accident in fiscal 2013. This improvement is attributed to additional safety training and an emphasis on preventative measures such as near-miss reporting, improved housekeeping, risk assessments, regular and more frequent inspections, emergency drills, and both weekly and daily safety meetings.

Avalon Rare Metals Inc.	Page 23 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

The Company has held discussions with the Louisiana Department of Environmental Quality to identify permitting requirements for the REE Refinery proposed to be located in Geismar, Louisiana. Initial indications are that while the process is rigorous, timelines for receiving permits are more predictable than in the Northwest Territories. Avalon started the permitting process in late 2012, and to date has drafted a Phase 1 Environmental Assessment that included wetland and archeological studies. Based on the Feasibility Study design, no impediments to permitting have been identified.

Project Schedule - Risks and Mitigations

The target date for achieving commercial operations remains 2017 but the start date for beginning construction work remains uncertain due to the present challenging market conditions for raising project financing. Consequently, pre-construction development work for the Nechalacho Mine and Concentrator at Thor Lake, originally scheduled to commence in 2013 have been delayed until at least the summer of 2014 and are unlikely to proceed without new financing being arranged. The original construction schedule will need to be compressed in order to meet the 2017 target completion date and opportunities for achieving this have already been identified.

With construction work at the site not scheduled to commence until mid-2014, the Company focused on completing the environmental assessment process, and commencing work on the necessary land use permits as well as continuing to negotiate partnership agreements with local Aboriginal groups. Timing on securing off-take agreements and Project financing remain the most significant risk factors impacting the project schedule in the current depressed global economic environment. Efforts to identify strategic partners and other sources of project capital are ongoing.

To help manage technical risk the Company has developed and implemented a formal risk management program developed to assess business, construction and operating risks. The Company also maintains an independent Technical Advisory Committee (“TAC”) that meets quarterly to review progress on technical work related to Nechalacho Project and provide advice to senior management. The TAC met 5 times during Fiscal 2013, and once during the Quarter.

Other Projects

The Company has six other active mineral resource projects. The work programs on these projects are under the overall direction of the Company’s Vice-President, Exploration, Dr. William Mercer.

Separation Rapids

During the Year, the Company incurred $314,857 in expenditures on the Separation Rapids Lithium-Tantalum Project. Approximately 35% was spent on metallurgical laboratory testwork to produce 10 kilograms of high grade lithium mineral (petalite) concentrate for further evaluation by potential customers, 24% on environmental studies, 17% on geological compilation work to convert historical resource data into the Company’s current geological data information system, 19% on the preparation of a conceptual capital cost estimate for the construction of a demonstration plant, with the balance spent on community engagement work and property management and maintenance.

Effort has been made over the past three months to repeat the flotation testwork conducted in 2008 at SGS into the recovery of a petalite concentrate from the Separation Rapids ore. Despite engaging SGS for this work and utilizing the same consultant used in the initial work, the work done to date has yet to generate a product matching the target concentrate grade and recoveries.

Accordingly, the Company recently engaged a European industrial minerals research organization with extensive experience in the processing of lithium bearing ores for the glass and ceramics industry, to investigate alternative process flowsheets. This work is expected to commence in Q4 calendar 2013.

Micon International have been engaged as technical consultants to produce a capital cost estimate to build a 110 tonnes per day demonstration plant in Kenora once the process flowsheet is finalized.

Avalon Rare Metals Inc.	Page 24 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

This work is being conducted under the direction of Mr. David Marsh, Senior Vice-President, Metallurgy and Interim COO.

The Company has recommenced its work on the permitting process under the Mining Act of Ontario in order to conduct operations at the site. As an initial stage in updating the environmental assessment documentation, a Species at Risk Act field study was completed in 2013. The Company has also renewed its Memorandum of Understanding with the Wabaseemoong Independent Nations with a view towards the co-operative development of the Separation Rapids Project.

Warren Township

Expenditures of $10,302 were incurred on the Warren Township Anorthosite Project during the Year, which were primarily related to property management and maintenance. The Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering the Warren Township claims during the year. The annual lease payment is $2,063.

No substantial work has been carried out on the Warren Township project during the last three years and no work is currently planned or budgeted for 2014. In addition, no other potential customers were identified in 2013 although we note a competitor with an anorthosite project in Europe is having some success developing a market there for a similar product. However given the slow economic conditions and limited equity financing opportunities in the junior resource industry, it is management’s view that the fair value of this project has been significantly impaired. Accordingly, the costs incurred to-date of $1,403,359 has been written off as an impairment loss.

East Kemptville

The Company incurred $24,235 in expenditures during the Year on the East Kemptville Tin-Indium Project in Yarmouth County, Nova Scotia, primarily related to ongoing discussions with provincial government officials and the surface rights land owner to arrange access to the site to carry out planned fieldwork once access has been secured.

In May 2013, the Company made a request to the Minister of Natural Resources of Nova Scotia for an order under Section 100 of the Nova Scotia Mineral Resources Act (the “Act”) to grant the Company a surface rights permit to pass over, enter upon, and work such lands as are relevant to the East Kemptville Special Licence to conduct the work program outlined by Avalon (the “Request”).

The Special Licence requires the additional expenditures of approximately $1,500,000 by September 30, 2014. A request has been made to the Ministry of Natural Resources for the term of the Special Licence to be extended for the same length of time it takes the Minister to resolve the Request, as is provided for in the Act.

Spor Mountain

The Company incurred $49,668 in expenditures during the Year on geological and prospecting work on the Company’s Spor Mountain Rare Metals Project in Juab County, Utah.

No economically significant mineralization was encountered during the 2012 drilling program and after careful review of the drilling results and geological data gathered from the 2013 field work program, the Company is reducing the number of claims from 313 to 61. No additional work program is currently planned or budgeted for 2014. Accordingly, the costs incurred to-date on this project of $1,494,508 has been written off as an impairment loss.

Avalon Rare Metals Inc.	Page 25 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

Apex

The Company owns a 100% interest in certain claims located in Washington County, Utah, which were staked by the Company during the year ended August 31, 2011. The costs incurred on this project were previously included in the Spor Mountain Rare Metals Project.

The Company incurred $72,698 in expenditures during the Year on geological and prospecting work on the Apex Rare Metals Project. A follow up geological field program is planned for 2014.

Miramichi

During the Year, the Company incurred $37,070 in expenditures on the Miramichi mineral claims in York County, New Brunswick relating to the summer field program carried out during the Quarter. The field work consisted of mapping and geochemical sampling for which results are currently being compiled. The Miramichi Tin Project is considered prospective for tin-indium deposits similar to the East Kemptville deposit in Nova Scotia.

General Exploration

During the Year, the Company incurred $53,119 in general exploration expenses related to new rare metals project generation.

Corporate Social Responsibility (“CSR”)

Since 2007, as a specific CSR objective, the Company has conducted considerable Aboriginal community outreach and endeavoured to maximize Aboriginal employment at the Nechalacho site and as well as the implementation of certain training initiatives. During calendar 2012, the Company achieved this objective, by maintaining an average of 65% Aboriginal staff of the 20 regular staff at the site. In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups. The impacted First Nations have approached Avalon with regards to generating business capacity within their communities through future contracts related to the construction and operations phases of the Project, and this is being integrated into our Accommodation Agreements.

Several safety training initiatives for all site employees were carried out during the year, as well as carrying out emergency response drills. Avalon safety performance improved in FY 2013 and was lost time accident free and had one medical aid accident. Only a limited field program was carried out at the site in the summer of 2013 and the camp has been temporarily shut down for the balance of 2013 until work is ready to resume at the site. This not expected before the spring of 2014.

Avalon continued to build on and expand upon its University Student Outreach Initiative which is designed to build the talent pools needed for the design and building of REE facilities and downstream REE processing and applications. This initiative is about encouraging, enabling and strengthening the interest in REE-focused science, engineering and business among undergraduate and post graduate students and faculty. As part of this initiative, Avalon has introduced REE lectures and seminars into course curriculum, mentored an international network of research and development capabilities, and sponsored student and case competitions in a wide range of courses and universities, including process improvement, renewable energy plant design and sustainability-related projects.

Avalon Rare Metals Inc.	Page 26 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

Avalon championed the development of the successful three and a half day COM13 REE Symposium Program, which took place from October 27th-31st in Montreal. Over 200 delegates included prospective producers, processors and end users covering the full rare earth supply chain, as well as academic and international institutions, who heard some 50 peer-reviewed science and technology papers from 17 countries In addition, Avalon was instrumental in the formation of and will chair the Canadian Rare Earth Elements Network (CREEN) recently announced by the Assistant Deputy Minister of Natural Resources Canada, CREEN is a multi-stakeholder network focused on supporting research and development leading to collaborative solutions that will advance Canada’s REE sector with a goal to produce and secure 20 percent of the global demand for separated critical rare earth products by 2018.

To provide independent advice as to the efficacy of the Company’s Corporate Social Responsibility work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets regularly to review all of the Company’s sustainability-oriented work related to Nechalacho. Mr. Phil Fontaine, former National Chief of the Assembly of First Nations and a member of Avalon’s Board of Directors, acts as the Committee Chair. The Sustainability Advisory Committee met twice in the year including once in the quarter. In addition, the committee provided comments on the Feasibility Study and in the reviews of both the 2012 Sustainability Summary report and the soon to be released 2012/13 Sustainability Report. The key performance metrics are posted on the Company’s website at www.avalonraremetals.com. The full report will be completed by the end of calendar 2013.

Administration

Operating expenses totalled $6,366,338 during Fiscal 2013, a slight 2% increase over the amount incurred in Fiscal 2012 ($6,244,988). This small increase reflects the Company’s effort in controlling its overhead costs while its business activities continue to expand. The main areas of increased operating expenses for the Year were financial advisory fees and expenses, and marketing and sales expenses, which were partly offset by the decrease in public and investor relations expenses.

Financial advisory fees and expenses totalled $500,097 for the Year compared to $116,403 in Fiscal 2012. Since April 2012, the Company has retained financial advisors in assisting the Company to finalize strategic partnerships and commercial off-take agreements and securing debt and equity financing.

Marketing and sales related expenses increased by approximately $170,000 (48%) during the Year compared to Fiscal 2012, which primarily related to increase in fees paid to consultants in assisting the Company in sales and market development and identifying potential customers and strategic partners, and more travel to meetings with potential customers.

Expenditures on public and investor relations for the Year decreased by approximately $183,000 (27%) compared to Fiscal 2012. The decrease is primary related to the reduced level of direct and web-based marketing activities, and as well as reduced participation in investment conferences during first half of the fiscal year. Investor interest in the resource sector remains low reducing the demand for proactive investor relations programs.

Share based compensation decreased to $2,063,145 from $5,786,249 during the Year compared to Fiscal 2012. This decrease is primarily related to the decrease in the estimated average fair values of the options and the total number of options earned during the Year compared to Fiscal 2012,

Lower cash balances resulted in interest income decreasing to $374,281 for the Year compared to $1,105,731 for Fiscal Year 2012.

Operating expenses totalled $1,308,388 for the Quarter, a 17% decrease over the amount incurred during the same quarter in fiscal 2012 ($1,570,625). The main area of decreased operating expenses for the Quarter was salaries and benefits.

Avalon Rare Metals Inc.	Page 27 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

Salaries and benefits totalled $513,601 during the Quarter compared to $737,755 for the same quarter in fiscal 2012. The decrease in salaries and benefits was primarily related to the reduced number of senior management employees on payroll and the decrease in recruitment and training costs.

All other general and corporate expenses were substantially similar with the same quarter in fiscal 2012.

The share based compensation earned during the Quarter totalled $559,738 compared to $609,892 for the same quarter in fiscal 2012.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company.

	2013				2012
Fiscal Year	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 29	Nov. 30
For the Quarters Ended	$	$	$	$	$	$	$	$
Net revenues	44,088	61,125	107,308	161,760	218,383	258,943	297,860	330,545
Loss before discontinued operations and extraordinary items	4,778,621	1,531,783	2,360,231	2,528,529	2,050,042	2,813,448	2,951,494	3,337,210
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.05	0.02	0.02	0.02	0.02	0.03	0.03	0.03
Net loss	4,778,621	1,531,783	2,360,231	2,528,529	2,050,042	2,813,448	2,951,494	3,337,210
Net loss, per share, basic and fully diluted	0.05	0.02	0.02	0.02	0.02	0.03	0.03	0.03

The fluctuation on quarterly net loss is primarily due to share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned and the impairment losses recognized on resource properties. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant revenue from any of its properties until 2017 at the earliest.

Avalon Rare Metals Inc.	Page 28 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

As at August 31, 2013, the Company had working capital of $8,989,684 and cash and cash equivalents on hand of $10,313,798. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing an annual interest rate of 1.45%. As at August 31, 2012, the Company had working capital of $33,336,970 and cash and cash equivalents on hand of $38,299,998.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $600,000 per month. The Company’s current anticipated resource property expenditures for fiscal year 2014 are budgeted at approximately $6.4 million, with approximately $5.9 million of these expenditures being allocated to Nechalacho, primarily to complete the project optimization work and ongoing permitting work.

The Company believes its present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until at least March, 2014. This does not factor any future receipts from the at-the-market program described below.

Subsequent to the year ended August 31, 2013, the Company entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares will be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices may vary.

The Company has filed a prospectus supplement, dated September 24, 2013, pursuant to which the Company may issue up to US$8,100,000 in common shares using this Sales Agreement (each prospectus supplement is limited to not more than 10% of the market value of the Company at the end of the month prior to filing). The Company may file additional prospectus supplements in the future to qualify the distribution of additional common shares up to the limit US$25,000,000.

To date the Company has raised US$669,975 by the issuance of 705,707 shares through the at-the-market program.

On November 27, 2013, the Company entered into a share purchase agreement (the "Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") pursuant to which the Company may sell up to US$30,000,000 of the Company’s common shares to LPC over the 36 month term of the Purchase Agreement, and completed an initial purchase of 4,375,000 Shares at a price of US$0.64 per share for aggregate gross proceeds of US$2,800,000 (the "Initial Purchase"). The Company issued 918,521 common shares to LPC as a commitment fee for entering into the Purchase Agreement, and will issue up to an additional 918,521 common shares as compensation on a pro rata basis as the US$30,000,000 purchase amount is funded (of which 85,729 common shares were issued in conjunction with the Initial Purchase).

The Company has the right, in its sole discretion, to sell up to an additional US$27,200,000 worth of common shares to LPC, from time to time and on such terms and conditions as are described in the Purchase Agreement. The purchase price for any additional sales of common shares will be based on prevailing market prices of the common shares immediately preceding any notice of sale without any fixed discount. Under the terms of the Purchase Agreement, the Company has control over the timing and amount of any future sale of common shares subject to certain conditions, and LPC is obligated to make such purchases, if and when the Company presents LPC with a valid purchase notice. There are no upper price limitations, negative covenants or restrictions on the Company's future financing activities. Avalon may terminate the Purchase Agreement at any time, at its sole discretion, without any cost or penalty. LPC has also agreed not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the common shares.

Avalon Rare Metals Inc.	Page 29 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

The Company has filed a prospectus supplement, dated November 27, 2013, pursuant to which the Company may issue up to US$8,500,000 in common shares using this Purchase Agreement (each prospectus supplement is limited to not more than 10% of the market value of the Company at the end of the month prior to filing). The Company may file additional prospectus supplements in the future to qualify the distribution of the remaining common shares to be issued under the Purchase Agreement.

The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of the Nechalacho Project may need to be deferred with a corresponding deferral in the targeted production start date for the Project. However, even with a delay in securing financing, the Company will endeavour to optimize and compress the Project schedule, such that delivering its first product to market in 2017 would still be achievable.

All of the Company’s resource properties are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Thor Lake of $20,998, annual claim renewal costs of approximately US$19,000 related to the mining claims at Spor Mountain and Apex, and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327.

Under the terms of the new Special Licence for the East Kemptville Tin-Indium Project, the Company has optional obligations to incur approximately $1.5 million in exploration expenditures by September 30, 2014.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of the Project as well as the projects at Separation Rapids, East Kemptville, or Warren Township, once the capital requirements become relatively large.

The Company has three operating leases for its premises. As at the date of this MDA, the minimum lease commitments under these leases are as follows:

2014	$267,136
2015	$341,281
2016	$309,468
2017	$99,621

Off Balance Sheet Arrangements

As at August 31, 2013, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There had been no material trading transactions with related parties during each of the year ended August 31, 2013 and 2012.

Avalon Rare Metals Inc.	Page 30 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

b)	Compensation of key management

The remuneration of directors and other members of the Company’s senior management team during the six months ended August 31, 2013 and August 31, 2012 were as follows:

	August 31,	August 31,
	2013	2012

Salaries, benefits and directors’ fees	$3,282,444	$2,945,471
Share based compensation(1)	1,946,091	5,978,861

	$5,228,535	$8,924,332

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Subsequent Events

Subsequent to the Year, the Company;

a)	entered into the Sales Agreement and filed a prospectus supplement as described earlier under Liquidity and Capital Resources;

Pursuant to the Sales Agreement, as at the date of this MDA, the Company has issued 705,707 common shares for gross proceeds of US$669,975, paid cash commissions totaling US$20,099 and incurred other share issuance costs of $344,720;

b)	entered into the Purchase Agreement and filed a prospectus supplement as described earlier under Liquidity and Capital Resources;

Pursuant to the Purchase Agreement, as at the date of this MDA, the Company has issued 918,521 common shares to LPC as a commitment fee for entering into the Purchase Agreement, completed an initial purchase of 4,375,000 common shares at a price of US$0.64 per share for gross proceeds of US$2,800,000, and has issued 85,729 common shares as compensation for completing the initial purchase;

c)	granted an aggregate of 145,000 stock options with a weighted average exercise price of $0.85 per share to certain employees and a consultant of the Company. The weighted average contract life of these options was 4.0 years;

d)	cancelled 510,000 stock options with an average exercise price of $2.27 per share; and

e)	50,000 stock options with an exercise price of $3.15 expired unexercised.

Avalon Rare Metals Inc.	Page 31 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following significant areas where critical accounting judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustment include the following:

Recoverability of Exploration and Evaluation Assets, Mineral Properties and Property Plant and Equipment

The Company assesses all exploration and evaluation assets, mine development assets and property, plant and equipment (“PPE”) at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Determination of mineral reserve and mineral resource estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration properties. The estimation of recoverable mineral reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of exploration and evaluation assets, mine development assets, PPE, accrued site closure and reclamation liabilities and amortization expense.

Fair value of share based payment

The Company follows accounting guidelines in determining the fair value of share based payment. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or compensation warrants could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable.

Avalon Rare Metals Inc.	Page 32 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

Site closure and reclamation Provision

The Company’s accounting policy for the recognition of site closure and reclamation obligations requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

Site closure and reclamation provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the closure and rehabilitation asset and provision.

Property, plant and equipment - estimated useful lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Critical Judgments

Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

Capitalization of Exploration and Evaluation Costs

Exploration and evaluation costs incurred during the year are recorded at cost. Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed.

Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies or newly adopted policies during the Year.

Recent Accounting Pronouncements

At the date of this MDA, the IASB and Interpretations of the International Financial Reporting Interpretations Committee has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) enhances the disclosure required when offsetting financial assets and liabilities.

IFRS 7 is effective for annual periods beginning on or after January 1, 2013.

IFRS 9 Financial Instruments (“IFRS 9”) introduces the new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.

Avalon Rare Metals Inc.	Page 33 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

The Company is currently assessing the impact of these two new standards on the Company’s financial assets and financial liabilities.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation - Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

IFRS 13 Fair Value Measurement (“IFRS 13”) sets out one single framework under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS. IFRS 13 also expands the required disclosures related to fair value measurements to help user understand the valuation techniques and inputs used to develop fair value measurements and the effect of fair value measurements on profit or loss.

IAS 27 continues to include the requirements relating to separate financial statements which are unchanged and included in the amended IAS27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

IFRS 10, 11, 12, 13 and IAS 27 have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. The Company is currently assessing the impact of these new standards on the Company’s financial assets and financial liabilities.

IAS 32 Financial Instruments: Presentation has been amended to provide application guidance on the offsetting of financial assets and financial liabilities. The guidance is effective for annual periods beginning on or after January 1, 2014, with earlier application permitted. The Company is currently assessing the impact of this new standard on the Company’s consolidated financial statements.

Avalon Rare Metals Inc.	Page 34 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

IFRIC Interpretation 20: Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate that it is probable that future economic benefits will be realized, the costs can be reliably measured and the entity can identify the component of the ore body for which access has been improved.

Retrospective application of this interpretation is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently assessing the impact of this new standard on the Company’s consolidated financial statements.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, including but not limited to economic risks, regulatory risks, permitting risks, environmental risks, and risks associated with land title disputes including Aboriginal land title claims. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not anticipate that its existing funds are adequate to put any of its resource interests into production from its own financial resources. There is no assurance that other forms of financing will be available to the Company, or that such will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure.

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Management’s Discussion and Analysis
For the year ended August 31, 2013

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of August 31, 2013. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are designed effectively to ensure that the information required to be disclosed in annual filings, interim filings, or other reports filed or submitted under Canadian securities legislation, or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures are operating effectively as at August 31, 2013.

Design of Internal Control over Financial Reporting

The CEO and CFO are also responsible for the design of the Company’s internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision, and with the participation, of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s ICFR based on the framework Internal Control - Integrated Framework (COSO framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that the design and operation of the Company’s ICFR were effective as at August 31, 2013. No material weaknesses were identified by management during this evaluation.

There have been no changes to the Company’s design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company’s ICFR.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at August 31, 2013, the Company had 103,796,986 common shares issued and outstanding. Subsequent to the Year, the Company issued 705,707 common shares under the ATM program and issued an aggregate of 5,379,250 shares pursuant to the Purchase Agreement, as at the date of this MDA, the Company has 109,881,943 common shares issued and outstanding.

b)	Options

As at August 31, 2013, the Company had an aggregate of 8,585,250 incentive stock options outstanding with a weighted average exercise price of $2.59 (of which 4,994,000 were vested and 3,591,250 were unvested). Subsequent to the end of the Quarter, 145,000 options were granted, 510,000 options were cancelled and 50,000 options expired (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 8,170,250 incentive stock options with a weighted average exercise price of $2.57 outstanding.

Avalon Rare Metals Inc.	Page 36 of 37

Management’s Discussion and Analysis
For the year ended August 31, 2013

c)	Warrants

As at August 31, 2013 and the date of this MDA, the Company has 20,000 common share purchase warrants with an exercise price of $1.12 outstanding.

The Company is also committed to issue 30,000 common share purchase warrants to the DKFN, in three installments of 10,000 warrants per year over the next three years on the anniversary of the effective date (July 31, 2012) of the Accommodation Agreement. These warrants will have a contractual term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

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